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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            001-12515
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)  __ Form 10-K  __ Form 20-F __ Form 11-K  X Form 10-Q  __ Form N-SAR

                 For Period Ended: September 30, 2004
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

OM Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

127 Public Square, 1500 Key Tower
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Address of Principal Executive Office (STREET AND NUMBER)

Cleveland, OH 44114-1221
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

__       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

On October 27, 2004, the Company announced that due to the ongoing restatement of its financial statements for 1999-2003, as a result of its audit committee investigation that concluded in July 2004, it currently anticipates that it will be unable to file its delayed SEC reports until December 2004.

Accordingly, the Company will not be able to file its third quarter 2004 Form 10-Q by November 19, 2004, and has therefore not requested the five-day extension permitted under the SEC rules.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         R. Louis Schneeberger             216                 781-0083
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         __  Yes   X  No

         Form 10-K - Year ended December 31, 2003
         Form 10-Q - Quarter ended March 31, 2004
         Form 10-Q - Quarter ended June 30, 2004

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The results for September 30, 2004 are expected to be significantly different from those reported in 2003 for the following reasons:

         --   The impact of the anticipated restatement described in Part III.

         -- On July 31, 2003, the Company sold its Precious Metals business (PMG business) for approximately $814 million in cash, resulting in a gain on the sale.

         --   Results for 2003 included restructuring and other charges.

         -- The impact of a change from the LIFO method to the FIFO method of accounting for inventories.

         Subject to finalization of the restatement and review by our independent auditors, our operating profit for the three months ended September 30, 2004 was $49.4 million compared to $21.4 million in 2003. This increase is due primarily to the favorable impact from higher cobalt and nickel metal prices, and restructuring charges in 2003 that did not recur in 2004.


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                                 OM Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 16, 2004                  By /s/ R. Louis Schneeberger
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